

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Claudia Drago Morante
Chief Legal Officer
Graña Y Montero S.A.A.
Av. Paseo de la República 4667
Surquillo
Lima 34, Peru

> **Re:** **Graña Y Montero S.A.A.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed July 2, 2013**
> **File No. 333-189067**

Dear Ms. Morante:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comment.

Exhibit 23.1

1. We note that the date of your auditors' report, as presented on page F-2, has been updated to July 2, 2013. Please request that your auditors revise their consent to refer to this updated report date.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Juan Francisco Méndez (*via e-mail*)
       Simpson Thacher & Bartlett LLP